UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number: 001-34944

CHINA CERAMICS CO., LTD.
(Translation of registrant’s name into English)

c/o Jinjiang Hengda Ceramics Co., Ltd.
Junbing Industrial Zone
Anhai, Jinjiang City
Fujian Province, PRC
Telephone +86 (595) 8576 5053

(Address of Principal Executive Office)

Copy of correspondence to:

Stuart Management Company
830 Post Road East
Suite 205
Westport, CT 06880

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K filed by China Ceramics Co., Ltd. (together with our subsidiaries, unless the context indicates otherwise, “we,”“us,”“our,” or the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including  “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

This report is hereby incorporated by reference to the Post-Effective Amendment to Registration Statement on Form F-3 (File No. 333-164784) of the Company.

Index to Unaudited Condensed Consolidated Interim Financial Statements

China Ceramics Co., Ltd. and Its Subsidiaries
Condensed Consolidated Statements of Comprehensive Income (Unaudited)

		Six months ended June 30,
		2011	2010
	Notes	RMB'000	RMB'000

Revenue		680,188	501,413

Cost of sales		(471,448)	(347,299)

Gross profit		208,740	154,114

Other income		370	272
Other expenses		(1,432)	-
Selling and distribution expenses		(5,596)	(2,994)
Administrative expenses	11	(25,190)	(11,758)
Finance costs		(4,170)	(2,974)

Profit before taxation		172,722	136,660

Income tax expense		(46,302)	(34,949)

Profit attributable to shareholders		126,420	101,711

Other comprehensive income
Exchange loss on translation of financial statements of foreign operations		(133)	(7)
Total comprehensive income for the period		126,287	101,704

Earnings per share for profit attributable to shareholders during the period

Basic (RMB)	9	6.93	10.01
Diluted (RMB)	9	6.93	10.01

The annexed notes form an integral part of and
should be read in conjunction with these Condensed Consolidated Interim Financial Statements

China Ceramics Co., Ltd. and Its Subsidiaries
Condensed Consolidated Statements of Financial Position

		June 30,	December 31,
		2011	2010
	Notes	RMB'000	RMB'000
		(Unaudited)
ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	7	740,271	459,161
Land use rights		31,601	31,936
Goodwill		3,735	3,735

		775,607	494,832
Current assets
Inventories	8	255,539	177,217
Trade receivables		435,618	282,976
Other receivables and prepayment		18,706	8,907
Cash and bank balances		51,646	263,495

		761,509	732,595

Non-current liabilities
Deferred tax liabilities		1,104	1,122
Long-term borrowings		25,000	25,000

		26,104	26,122

Current liabilities
Trade payables		246,011	178,382
Accrued liabilities and other payables		107,681	46,108
Interest-bearing bank borrowings		112,000	72,000
Income tax payable		27,276	22,576

		492,968	319,066

Net current assets		268,541	413,529

Net assets		1,018,044	882,239

EQUITY
Share capital	10	124	112
Reserves		1,017,920	882,128

Total shareholder’s equity		1,018,044	882,239

The annexed notes form an integral part of and
should be read in conjunction with these Condensed Consolidated Interim Financial Statements

 China Ceramics Co., Ltd. and Its Subsidiaries
 Condensed Consolidated Statements of Changes in Equity (Unaudited)

			Reverse		Share-based			Currency
	Share	Share	Recapitalization	Merger	payment	Statutory	Retained	translation	Total
	capital	premium	reserve	reserve	reserve	reserve	earnings	reserve	Equity
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
	(Note 10)	(Note 10)			(Note 11)
Balance at January 1, 2011	112	659,532	(507,235)	58,989	98,300	62,808	509,998	(265)	882,239
Issuance of new shares	12	(12)	-	-	-	-	-	-	-
Employee share-based payment options	-	-	-	-	9,518	-	-	-	9,518
Transactions with owners	124	659,520	(507,235)	58,989	107,818	62,808	509,998	(265)	891,757
Net profit for the period	-	-	-	-	-	-	126,420	-	126,420
Other comprehensive income - Exchange loss on translation of financial statements of foreign operations	-	-	-	-	-	-	-	(133)	(133)
Total comprehensive income for the period	-	-	-	-	-	-	126,420	(133)	126,287
Balance at June 30, 2011	124	659,520	(507,235)	58,989	107,818	62,808	636,418	(398)	1,018,044

Balance at January 1, 2010	61	507,888	(507,235)	58,989	98,300	39,732	307,600	(238)	505,097
Issuance of new shares	9	(9)	-	-	-	-	-	-	-
Purchase of warrants	-	(6,803)	-	-	-	-	-	-	(6,803)
Transactions with owners	9	(6,812)	-	-	-	-	-	-	(6,803)
Net profit for the period	-	-	-	-	-	-	101,711	-	101,711
Other comprehensive income - Exchange loss on translation of financial statements of foreign operations	-	-	-	-	-	-	-	(7)	(7)
Total comprehensive income for the period	-	-	-	-	-	-	101,711	(7)	101,704
Balance at June 30, 2010	70	501,076	(507,235)	58,989	98,300	39,732	409,311	(245)	599,998

The annexed notes form an integral part of and
should be read in conjunction with these Condensed Consolidated Interim Financial Statements

China Ceramics Co., Ltd. and Its Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

		Six months ended June 30,
		2011	2010
	Notes	RMB'000	RMB'000
Cash flows from operating activities
Profit before taxation		172,722	136,660
Adjustments for
Amortization of land use rights		335	333
Depreciation of property, plant and equipment	7	20,127	13,485
Loss/(gain) on disposal of property, plant and equipment		842	(138)
Share-based compensation	11	9,518	-
Finance costs		4,170	2,974
Interest income		(335)	(231)
Operating profit before working capital changes		207,379	153,083
Increase in inventories		(78,322)	(26,717)
Increase in trade receivables		(152,642)	(67,280)
(Increase)/decrease in other receivables and prepayments		(9,799)	2,540
Increase in trade payables		67,629	31,967
Decrease in accrued liabilities and other payables		(1,551)	(12,412)
Cash generated from operations		32,694	81,181
Interest paid		(4,170)	(2,974)
Income tax paid		(41,620)	(31,133)
Net cash (used in)/generated from operating activities		(13,096)	47,074
Cash flows from investing activities
Proceeds from disposal of property, plant and equipment		5,509	1,774
Acquisition of property, plant and equipment	7	(244,464)	(106,293)
Interest received		335	231
Acquisition of subsidiary, net of cash acquired		-	(36,311)
Net cash used in investing activities		(238,620)	(140,599)

The annexed notes form an integral part of and
should be read in conjunction with these Condensed Consolidated Interim Financial Statements

China Ceramics Co., Ltd. and Its Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited) (continued)

		Six months ended June 30,
		2011	2010
	Notes	RMB'000	RMB'000
Cash flows from financing activities
Bank borrowings obtained		71,200	36,900
Repayment of short-term loans		(31,200)	(18,700)
Purchase of warrants		-	(6,803)
Net cash generated from financing activities		40,000	11,397
Net decrease in cash and cash equivalents		(211,716)	(82,128)
Cash and cash equivalents, beginning of period		263,495	150,121
Effect of foreign exchange rate differences		(133)	(7)

Cash and cash equivalents, end of period		51,646	67,986

The annexed notes form an integral part of and
should be read in conjunction with these Condensed Consolidated Interim Financial Statements

China Ceramics Co., Ltd. and Its Subsidiaries

1.	GENERAL INFORMATION

China Ceramics Co., Ltd. (“the Company” or “China Ceramics”) and its subsidiaries (together, “the Group”) manufacture and sell ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The Group has operation primarily in People’s Republic of China (“PRC”).

The Company is an exempt corporation incorporated and domiciled in the British Virgin Islands. The address of its registered office is Craigmuir Chambers, Road Town, Tortola, British Virgin Islands.

The Company has its primary listing on the NASDAQ Global Market.

2.	BASIS OF PREPARATION
The condensed consolidated interim financial statements for the six months ended June 30, 2011 have been prepared in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with, the audited consolidated financial statements on Form 20-F for the year ended December 31, 2010 as filed with the Securities and Exchange Commission.

The condensed consolidated interim financial statements are presented in RMB, unless otherwise stated. The condensed consolidated interim financial statements have been approved for issue by the Board of Directors on August 19, 2011.

3.	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements for the six months ended June 30, 2011 have been prepared in accordance with the accounting policies adopted in the audited financial statements on Form 20-F for the year ended December 31, 2010, except for the adoption of IAS 24 Related Party Disclosures and Improvements to IFRSs 2010 (2010 Improvements) as of January 1, 2011. The 2010 Improvements made several minor amendments to IFRSs. The relevant amendments and their effects on the current period and prior periods are described below.

The accounting policies have been applied consistently throughout the Group for the purposes of preparation of the condensed consolidated interim financial statements.

IAS 24 Related Party Disclosure

On November 4, 2009, the IASB issued amendments to IAS 24 Related Party Disclosures. The revised Standard simplifies the disclosure requirements for entities that are controlled, jointly controlled or significantly influenced by a government (referred to as government related entities) and clarifies the definition of a related party. The application of the revised IFRSs in the current interim period has had no material effect on the amounts reported and disclosures set out in the condensed consolidated interim financial statements.

Amendment to IAS 1 Presentation of Financial Statements

The amendment provides a choice of presenting the reconciliations for each component of other comprehensive income either in the statement of changes in equity or in the notes to the financial statements. The Company presented such reconciliation in the Consolidated Statements of Changes in Equity. The application of the amendment in the current interim period has had no material effect on the amounts reported and disclosures set out in the condensed consolidated interim financial statements.

China Ceramics Co., Ltd. and Its Subsidiaries

Amendments to IAS 34 Interim Financial Reporting

The amendments clarified certain disclosures relating to events and transactions that are significant to an understanding of changes in the Group's circumstances since the last annual financial statements. The Group's interim financial statements as of June 30, 2011 reflect these amended disclosure requirements, where applicable.

4.	ESTIMATES

When preparing the interim financial statements, management undertakes a number of judgments, estimates and assumptions about recognition and measurement of assets, liabilities, income and expenses. The actual results may differ from the judgments, estimates and assumptions made by management, and will seldom equal the estimated results.

The judgments, estimates and assumptions applied in the interim financial statements, including the key sources of estimation uncertainty, were the same as those applied in the Group's last annual financial statements for the year ended December 31, 2010. The only exception is the estimate of the provision for income taxes which is determined in the interim financial statements using the estimated average annual effective income tax rate applied to the pre-tax income of the interim period.

5.	SIGNIFICANT EVENTS AND TRANSACTIONS

The Group's management believes that the Group is well positioned despite the continuing difficult economic circumstances. Factors contributing to the Group's strong position are:

•	No significant decline in order intake experienced on larger projects. Further, the Group has long-term relationships with a number of its customers.
•	The Group's major customers have not experienced financial difficulties. The Group considers the credit quality of trade receivables as at June 30, 2011 to be good.

Overall, the Group is in a strong position despite the current economic environment, and has sufficient capital and liquidity to service its operating activities and debt. The Group's objectives and policies for managing capital, credit risk and liquidity risk are described in its recent annual financial statements.

6.	SEASONALITY

The Group’s financial results for any individual quarter are not necessarily indicative of results to be expected for the full year. Interim period revenues and earnings are typically sensitive to regional and local weather, market and in particular, to cyclical variations in construction spending. Typically, sales in the first quarter are the weakest as building construction activity is constrained in the winter months and the PRC Spring Festival period. This is usually followed by an increase in sales in the second quarter, and a peak in the third quarter with warmer weather and increased construction activities. Sales generally slow down in the fourth quarter as weather gets colder.

China Ceramics Co., Ltd. and Its Subsidiaries

7.	PROPERTY, PLANT AND EQUIPMENT

	Buildings RMB'000	Plant and machinery RMB'000	Motor vehicles RMB'000	Office equipment RMB'000	Total RMB'000
Cost

At January 1, 2011	215,824	320,489	6,548	1,840	544,701
Additions	94,332	213,255	-	-	307,587
Disposals	-	(27,982)	-	-	(27,982)
At June 30, 2011	310,156	505,762	6,548	1,840	824,306

Accumulated depreciation

At January 1, 2011	4,246	77,517	2,776	1,001	85,540
Depreciation charge	2,553	16,941	320	313	20,127
Disposals	-	(21,632)	-	-	(21,632)
At June 30, 2011	6,799	72,826	3,096	1,314	84,035

Net book amount

At January 1, 2011	211,578	242,972	3,772	839	459,161
At June 30, 2011	303,357	432,936	3,452	526	740,271

	Buildings RMB'000	Plant and machinery RMB'000	Motor vehicles RMB'000	Office equipment RMB'000	Total RMB'000
Cost

At January 1, 2010	3,363	157,521	5,136	1,408	167,428
Additions	59,003	47,558	432	226	107,219
Acquisition through business combination	95,226	110,510	796	-	206,532
Disposals	-	(28,464)	-	-	(28,464)
At June 30, 2010	157,592	287,125	6,364	1,634	452,715

Accumulated depreciation

At January 1, 2010	858	99,361	2,282	743	103,244
Depreciation charge	1,373	11,723	187	202	13,485
Disposals	-	(26,827)	-	-	(26,827)
At June 30, 2010	2,231	84,257	2,469	945	89,902

Net book amount

At January 1, 2010	2,505	58,160	2,854	665	64,184
At June 30, 2010	155,361	202,868	3,895	689	362,813

China Ceramics Co., Ltd. and Its Subsidiaries

8.	INVENTORIES

	As at
	June 30, 2011	December 31, 2010
	RMB'000	RMB'000
At cost
Raw material	45,130	33,360
Work in progress	6,243	6,243
Finished goods	204,166	137,614
	255,539	177,217

9.	EARNINGS PER SHARE

Basic EPS is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the periods. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted net earnings per share is based on the assumption that all dilutive warrants were exercised. Dilution is computed by applying the treasury stock method. Under this method, the warrants are assumed to be exercised at the date of the reverse recapitalization, and as if funds obtained thereby were used to purchase common stock at the average market price during the period. The following table presents a reconciliation of basic and diluted earnings per share:

	Six months ended June 30,
	2011	2010
Income (numerator):
Income attributable to holders of ordinary shares (RMB '000):	126,420	101,711

Shares (denominator):
Weighted average ordinary shares outstanding used in computing basic income per share	18,254,002	10,164,298
Plus: incremental weighted average ordinary shares from assumed conversions of warrants using treasury stock method	-	-
Weighted average ordinary shares outstanding used in computing diluted income per share	18,254,002	10,164,298

Earnings per share-basic (RMB)	6.93	10.01

Earnings per share-diluted (RMB)	6.93	10.01

For the period ended June 30, 2011, there was no difference in the weighted- average number of ordinary shares used for basic and diluted earnings per ordinary share as the warrants outstanding had no dilutive effect.  As of June 30, 2011, there were 2,774,300 warrants outstanding, which could potentially have a dilutive impact in the future. The number of ordinary shares would be 21,028,302 if all of the warrants were exercised.

China Ceramics Co., Ltd. and Its Subsidiaries

10.	SHARE CAPITAL

	Number of	Ordinary shares	Share premium	Total
	shares	RMB'000	RMB'000	RMB'000
Opening balance January 1, 2011	16,459,202	112	659,532	659,644
Issuance of new shares	1,794,800	12	(12)	-
At June 30, 2011	18,254,002	124	659,520	659,644

Opening balance January 1, 2010	8,950,171	61	507,888	507,949
Issuance of new shares	1,214,127	9	(9)	-
Purchase of warrants	-	-	(6,803)	(6,803)
At June 30, 2010	10,164,298	70	501,076	501,146

Pursuant to the acquisition agreement signed between the Group and Mr. Wong Kung Tok, 8,185,763 common shares of China Ceramics were placed in escrow (the “Contingent Shares”) and will be released to Mr. Wong Kung Tok in the events certain future earnings and stock price thresholds are achieved. On April 7, 2011, the Group issued 1,794,800 shares to Mr. Wong Kung Tok based on the audited earning before tax result for the fiscal year 2010.

11.	SHARE-BASED COMPENSATION EXPENSES

On December 27, 2010, the shareholders of the Group approved the 2010 Incentive Compensation Plan (“the Plan”) at the annual meeting, which was designed to retain directors and senior management. In accordance with the Plan, the Group granted an aggregate of 1,130,000 stock options to Huang Jia Dong, Su Pei Zhi, Su Wei Feng, Hen Man Edmund, Paul K. Kelly, Cheng Yan Davis, Ding Wei Dong and William L. Stulginsky, upon the approval by the Board of Directors on January 27, 2011, the grant date. The share options are valid for a period of 5 years from January 27, 2011 to January 27, 2015.

Included in administrative expenses, the non-cash share-based compensation expenses was RMB 9.5 million ($ 1.5 million) for the six months ended June 30, 2011, and it is expected that additional non-cash share-based compensation expenses of approximately RMB 11.9 million ($1.8 million) will be incurred from July 2011 to January 2014.

China Ceramics Co., Ltd. and Its Subsidiaries

12.	RELATED-PARTY TRANSACTIONS

Other than the related party information disclosed elsewhere in the condensed consolidated interim financial statements, the following are significant related party transactions entered into between the Group and its related parties at agreed-upon rates during the interim period:

	Six months ended June 30,
	2011	2010
	RMB'000	RMB'000
Service fee paid to Stuart Management Co.	274	287

Pursuant to an administrative services agreement dated as of December 1, 2009 between China Ceramics and Stuart Management Co, an affiliate of Paul K. Kelly, Chairman of the board of directors.  China Ceramics will pay US$ 7,000 a month plus out-of-pocket expenses to Stuart Management Co. for administrative services beginning on December 1, 2009 for a term of one year, and the agreement shall automatically renew for successive one year terms unless either party notifies the other of its intent not to renew. As of the date hereof, the agreement is in full force and effect and neither party has given notice to the other party of its intention not to renew.

13.	COMMITMENTS

a             Operating lease commitments
The Group leases plant buildings, production factories, warehouses and an employees’ hostel from non-related parties under non-cancellable operating lease arrangements. The leases have varying terms and the total future minimum lease payments of the Group under non-cancellable operating leases for assets are as follows:

	Six months ended June 30,
	2011	2010
	RMB'000	RMB'000
Not later than one year	11,420	14,984
Longer than one year and not later than five years	25,989	40,850
	37,409	55,834

b             Capital commitments
The Group’s capital expenditures primarily consist of expenditures on property, plant and equipment. Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	Six months ended June 30,
	2011	2010
	RMB'000	RMB'000
Property, plant and equipment	134,235	-

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are a British Virgin Islands limited liability company whose predecessor, CHAC, was incorporated in Delaware on June 22, 2007 and was organized as a blank check company for the purpose of acquiring, through a stock exchange, asset acquisition or other similar business combination, or controlling, through contractual arrangements, an operating business that had its principal operations in Asia, with a focus on potential acquisition target in China.

Pursuant to the terms of a merger and stock purchase agreement dated August 19, 2009, on November 20, 2009, CHAC merged with and into China Ceramics, its wholly owned British Virgin Islands subsidiary, and, immediately thereafter, as part of the same integrated transaction, China Ceramics acquired all of the outstanding securities of Success Winner.

China Ceramics, through our operating subsidiaries, is a leading PRC-based manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings. The ceramic tiles, sold under the “HD” or “Hengda,”“HDL” or “Hengdeli,”“TOERTO”, “WULIQIAO” and “Pottery Capital of Tang Dynasty” brands are available in over two thousand styles, colors and size combinations. Currently, we have six principal product categories: (i) porcelain tiles, (ii) glazed tiles, (iii) glazed porcelain tiles, (iv) rustic tiles, (v) ultra-thin tiles and (vi) polished glazed tiles. Porcelain tiles are our major products and accounted for over 74.4% of our total revenue in 2010. The market for our products has been growing rapidly, due to the increasing demand for construction materials in the PRC attributable to population growth, population urbanization and an increasing standard of living.

We currently have an aggregate annual production capacity of approximately 42 million square meters, and manufacture our six principal product categories using twelve production lines at two facilities. Each production line is optimized to manufacture specific size ranges to maximize efficiency and output.

Basis of Presentation

The following discussion and analysis of our financial condition and results of operations is based on the selected financial information as of and for the six months ended June 30, 2011 and 2010, and has been prepared based on the condensed consolidated interim financial statements of China Ceramics Co., Ltd. and its subsidiaries. The condensed consolidated interim financial statements of China Ceramics Co., Ltd. and its subsidiaries have been prepared in accordance with IAS 34, Interim financial reporting. The condensed consolidated interim financial statements have been prepared on the historical cost basis.

Results of Operations

The following table sets forth our financial results for the six months ended June 30, 2010 and 2011.

	Six Months Ended June 30,
RMB (‘000)	2010	2011
	(Unaudited)	(Unaudited)
Revenue	501,413	680,188
Cost of sales	(347,299)	(471,448)
Gross profit	154,114	208,740
Other income	272	370
Other expense	-	(1,432)
Selling and distribution expenses	(2,994)	(5,596)
Administrative expenses	(11,758)	(25,190)
Finance costs	(2,974)	(4,170)
Profit before taxation	136,660	172,722
Income tax expense	(34,949)	(46,302)
Profit attributable to shareholders	101,711	126,420

Description of Selected Income Statement Items

Revenue. We generate revenue from the sales of ceramic tiles, including porcelain tiles, glazed porcelain tiles, glazed tiles, rustic tiles, ultra-thin tiles and polished glazed tiles, net of rebates and discounts. For the past three fiscal years, the second and third calendar quarters have been the peak season of the property developing industry, and, therefore, our quarterly sales are usually highest from May to September. In addition, we have observed that sales are lowest from January to March. This is because property developing activities are low due to the effects of cold weather and the PRC Spring Festival.

Cost of sales. Cost of sales consists of costs directly attributable to production, including the cost of clay, color materials, glaze materials, coal, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

The most significant factors that directly or indirectly affect our cost of sales are as follows:

•	Availability and price of clay; and

•	Availability and price of coal.

Clay is a key material for making ceramic tiles, and accounted for approximately 26.9% of our cost of sales in the first six months of 2011. The average price of clay increased 7.7% from approximately RMB 300.9 ($44.0) per ton in the six months ended June 30, 2010 to approximately RMB 324.2 ($49.6) per ton in the six months ended June 30, 2011. Fujian and Jiangxi Provinces, where our production facilities are located, are the largest clay resources areas in China and clay supply is stable and sufficient for our production and planned production.

Coal is another key material for making ceramic tiles on the natural gas conversion for the firing process. Coal accounted for approximately 20.3% of our cost of sales in the six months ended June 30, 2011. We have long-term relationships with our coal suppliers. Prices of coal have experienced fluctuations in the past few years. The average price for coal was approximately RMB 1,080.6 ($158.1) per ton in the six months ended June 30, 2010, compared to approximately RMB 1,156.5 ($177.1) per ton in the six months ended June 30, 2011.

Other income and other expenses.  Other income and other expenses consist of sales of waste parts such as the exhausted metals, gears and transportation belts from equipment and moldings and foreign exchange gain/loss.

Selling and distribution expenses.  Selling and distribution expenses consist of payroll, traveling expenses and advertising expenses incurred by our selling and distribution team.

Administrative expenses.  Administrative expenses consist primarily of employee remuneration, payroll taxes and benefits, general office expenses and depreciation. We expect administrative expenses to continue to increase in absolute amounts. We also incur additional expenses related to costs of compliance with securities laws and other regulations, including audit and legal fees and investor relations expenses. In the six months ended June 30, 2011, administrative expenses included non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan designed to retain directors and senior management.

Finance Costs.  Finance costs consist of interest expense on bank loans.

Income taxes.  Income taxes for the years ended June 30, 2011 and 2010 were RMB 46.3 million ($7.1 million) and RMB 34.9 million ($5.1 million), respectively. The effective tax rate applicable to Hengda and Hengdali continued to be 25% in 2010 and 2011.

Comparison of six months ended June 30, 2011 and June 30, 2010

Revenue. The following table sets forth the breakdown of revenue, by product segment, for the six months ended June 30, 2010 and 2011:

	June 30,
Revenue RMB (‘000)	2010	Percentage	2011	Percentage
	(Unaudited)		(Unaudited)

Porcelain	382,739	76.3%	490,625	72.2%
Glazed Porcelain	23,407	4.7%	36,863	5.4%
Glazed	50,565	10.1%	63,946	9.4%
Rustic	27,043	5.4%	55,983	8.2%
Ultra-thin	17,659	3.5%	29,416	4.3%
Polished Glazed	-	-	3,355	0.5%
Total	501,413	100.0%	680,188	100.0%

Revenue grew by RMB 178.8 million ($30.7 million), or 35.7%, to RMB 680.2 million ($104.1 million) in the six months ended June 30, 2011, from RMB 501.4 million ($73.4 million) for the six months ended June 30, 2010. The average selling price for ceramic tiles increased by 4.7% to RMB 27.0 ($4.1) per square meter for the six months ended June 30, 2011 from an average selling price of RMB 25.8 ($3.8) per square meter for the six months ended June 30, 2010, and sales volume increased by 5.8 million square meters to approximately 25.2 million square meters for the six months ended June 30, 2011 from 19.4 million square meters for the same period in 2010.

Porcelain tiles . Revenue from porcelain tiles increased 28.2% from RMB 382.7 million ($56.0 million) for the six months ended June 30, 2010 to RMB 490.6 ($75.1) for the same period in 2011. The increase was primarily due to the high demand for porcelain tiles in China and our increased capacity at both Hengda and Hengdali. Hengda also raised the selling price by 5% in February 2011, which led to RMB 15.4 million ($2.4 million) of the increase in revenue. Porcelain tiles for exterior walls are our most popular product and have the largest market potential of all of our tiles. We expect porcelain tiles to continue to be our key product for the foreseeable future.

Glazed porcelain tiles . Revenue from glazed porcelain tiles increased 57.7% from approximately RMB 23.4 million ($3.4 million) for the six months ended June 30, 2010 to RMB 36.9 ($5.6) for the same period in 2011. Glazed porcelain tiles are a relatively new product (introduced in 2006) and the demand for this product has been strong. The Company has increased its sales effort to promote glazed porcelain tiles in 2011 due to increase in capacity. The product mix for glazed porcelain tiles were 5.4% for the six months ended June 30, 2011 compared to 4.7% for the same period in 2010.

Glazed tiles . Revenue from glazed tiles increased 26.3% from RMB 50.6 million ($7.4 million) for the six months ended June 30, 2010 to RMB 63.9 million ($9.8 million) for the same period in 2011. The sales volumes increased in the six months ended June 30, 2011 compared to the same period in 2010. Glazed tiles have a lower selling price than our other products.

Rustic tiles . Revenue from rustic tiles increased 107.4% from RMB 27.0 million ($4.0 million) for the six months ended June 30, 2010 to 56.0 million ($8.6 million) for the same period in 2011 due to an increase in sales volume. The product mix increased to 8.2% for the six months ended June 30 2011 from 5.4% for the same period in 2010. The Company has been promoting the rustic tiles since they were introduced in 2007 and believes that rustic tiles will become a larger portion of its product mix due to their variety of pattern and texture.

Ultra-thin tiles . Revenue from ultra-thin tiles increased 66.1% from RMB 17.7 million ($2.6 million) for the six months ended June 30, 2010 to RMB 29.4 million ($4.5 million) for the same period in 2011. Sales volume of ultra-thin tiles grew from 526,577 square meters for the six months ended June 30, 2010 to 868,738 square meters for the same period in 2011. Ultra-thin tiles are a new product and were initially commercialized in May 2008. We believe that ultra-thin tiles will become a larger portion of our product mix.

Polished Glazed tiles . Revenue from polished glazed tiles was approximately RMB 3.4 million ($0.5 million) for the six months ended June 30 2011. We introduced polished glazed in March 2011 and began selling them in the second quarter of 2011. The Company believes that this new product represents both a functional and cost-effective replacement for actual marble or stone materials.

Cost of sales. The following table sets forth the breakdown of cost of sales, by product segment, for the six months ended June 30, 2010 and 2011:

	Six Months Ended June 30,
Cost of Sales RMB (‘000)	2010	Percentage	2011	Percentage
	(Unaudited)		(Unaudited)

Porcelain	257,728	74.2%	325,829	69.1%
Glazed Porcelain	18,010	5.2%	31,770	6.7%
Glazed	44,244	12.7%	59,843	12.7%
Rustic	17,741	5.1%	36,087	7.7%
Ultra-thin	9,576	2.8%	15,959	3.4%
Polished Glazed	-	-	1,960	0.4%
Total	347,299	100.0%	471,448	100.0%

Cost of sales was RMB 471.4 million ($72.2 million) for the six months ended June 30, 2011 compared to RMB 347.3 million ($50.8 million) for the same period in 2010, representing an increase of RMB 124.1 million ($21.4 million), or 35.7%. The increase in cost of sales was primarily due to higher sales volume and an increase in the price of raw materials. For example, the price of clay increased from approximately RMB 300.9 ($44.0) per ton in the six months ended June 30, 2010 to approximately RMB 324.2 ($49.6) per ton in the six months ended June 30, 2011, and the price of coal increased from approximately RMB 1,080.6 ($158.2) per ton in the six months ended June 30, 2010 to approximately RMB 1,156.5 ($177.1) per ton in the six months ended June 30, 2011.

Gross profit.  The following table sets forth the breakdown of our gross profit and gross profit margin, by product segment, for the six months ended June 30, 2010 and 2011.

	Six Months Ended June 30,
	2010		2011
RMB (‘000)	Gross Profit	Profit Margin	Gross Profit	Profit Margin
	(Unaudited)		(Unaudited)

Porcelain	125,011	32.7%	164,796	33.6%
Glazed Porcelain	5,397	23.1%	5,093	13.8%
Glazed	6,321	12.5%	4,103	6.4%
Rustic	9,302	34.4%	19,896	35.5%
Ultra-thin	8,083	45.8%	13,457	45.7%
Polished Glazed	-	-	1,395	41.6%
All Product	154,114	30.7%	208,740	30.7%

Our gross profit increased 35.4% from RMB 154.1 million ($22.5 million) for the six months ended June 30, 2010 to RMB 208.7 million ($32.0 million) for the same period in 2011. Gross profit margin percentage was 30.7% for the six months ended June 30, 2011, compared to 30.7% for the same period in 2010.

Porcelain tiles. Gross profit for porcelain tiles increased 31.9% from RMB 125.0 million ($18.3 million) for the six months ended June 30, 2010 to RMB 164.9 million ($25.2 million) for the same period in 2011. Our gross profit margin was 32.7% for the six months ended June 30, 2010 compared to 33.6% for the same period in 2011. The increase in gross margin was due to the increase in selling prices since February 2011, which led to RMB 15.4 million ($2.4 million) of the increase in revenue, but offset by the increased raw material cost and labor costs.

Glazed porcelain tiles. Gross profit for glazed porcelain tiles decreased 5.6% from approximately RMB 5.4 million ($0.8 million) for the six months ended June 30, 2010 to RMB 5.1 million ($0.7 million) for the same period in 2011. Gross profit margin was 23.1% for the six months ended June 30, 2010 compared to 13.8% for the same period in 2011. Glazed porcelain tiles are made using some different materials than our porcelain tiles, with a key additional component of glaze. The average price of glaze increased 12.5% in the six months ended June 30, 2011 compared to the same period in 2010, resulting in the decrease in gross margin of glazed porcelain tiles.

Glazed tiles. Gross profit for glazed tiles decreased 34.9% from RMB 6.3 million ($0.9 million) for the six months ended June 30, 2010 to RMB 4.1 million ($0.6 million) for the same period in 2011. Gross profit margin was 12.5% for the six months ended June 30, 2010 compared to 6.4% for the same period in 2011. Similar to glazed porcelain tiles, the decrease in gross margin was due to the increased price of glaze in the first six months of 2011, compared to the same period in 2010.

Rustic tiles. Gross profit for rustic tiles increased 114.0% from RMB 9.3 million ($1.4 million) for the six months ended June 30, 2010 to RMB 19.9 million ($3.1 million) for the same period in 2011. Gross profit margin increased 3.2% from 34.4% for the six months ended June 30, 2010 to 35.5% for the same period in 2011. The increase in gross margin was mostly driven by a different sales mix. In the six months ended June 30, 2011, the sales of high-end rustic titles products with higher margin increased compared to the same period in 2010, resulting in the increase in gross margin of rustic tiles.

Ultra-thin tiles. Gross profit for ultra-thin tiles increased 65.4% from RMB 8.1 million ($1.2 million) for the six months ended June 30, 2010 to RMB 13.4 million ($2.1 million) for the six months ended June 30, 2011.

Polished Glazed tiles . Gross profit for polished Glazed tiles was RMB 1.4 million ($0.2 million) for the six months ended June 30, 2011 and gross margin was 41.6%, higher than 30.7%, the average gross margin of all products.

Other income and other expenses. Other income increased 33.3% from RMB 0.3 million ($0.04 million) for the six months ended June 30, 2010 to RMB 0.4 million ($0.06 million) for the same period in 2011. Other expenses was RMB 1.4 million ($0.2 million) for the six months ended June 30, 2011. Other income mainly consist of foreign exchange gain/loss, interest income and gains on disposal of fixed assets. Other expenses point to the losses on disposal of fixed assets.

Selling and distribution expenses.  Selling and distribution expenses were RMB 3.0 million ($0.4 million) for the six months ended June 30, 2010 compared to RMB 5.6 million ($0.9 million) for the same period in 2011, representing an increase of RMB 2.6 million ($0.5 million) or 86.7%. The year-over-year increase in selling expenses was primarily due to increased travel expenses of RMB 0.8 million ($ 0.1 million) and advertising expenses of RMB 1.1 million ($0.2 million) for promotion of our products.

Administrative expenses.  Administrative expenses were RMB 11.8 million ($1.7 million) for the six months ended June 30, 2010, compared to RMB 25.2 million ($3.9 million) for the same period in 2011, representing an increase of RMB 13.4 million ($2.2 million), or 113.6%. The year-over-year increase in administrative expenses was primarily due to the additional expenses of RMB 9.5 million ($1.5 million) of non-cash share-based compensation expenses related to the 2010 Incentive Compensation Plan designed to retain directors and senior management. Furthermore, the year-over-year increase was resulted from the increased salary expense of RMB 0.8 million ($0.1 million) and RMB 1.3 million ($0.2 million) of audit and other expenses related to China Ceramics’ status as a public company.

Finance costs. Finance costs increased 40.0% from RMB 3.0 million ($0.4 million) for the six months ended June 30, 2010 to RMB 4.2 million ($0.6 million) for the same period in 2011. The increase of interest expenses for the six months ended June 30, 2011 was mainly due to an increase in bank loans.

Profit before taxation. Profit before taxation increased 26.3% from RMB 136.7 million ($20.0 million) for the six months ended June 30, 2010 to RMB 172.7 million ($26.4 million) for the same period in 2011. The increase of the profit before taxation was mainly due to higher revenue, partially offset by higher operating costs.

Income taxes. We incurred an income tax expense of RMB 34.9 million ($5.1 million) for the six months ended June 30, 2010 compared to RMB 46.3 million ($7.1 million) for the same period in 2011, representing an increase of RMB 11.4 million ($2.0 million), or 32.7%, mainly due to the increase in profit before taxation for the six months ended June 30, 2011. Our effective enterprise income tax rate was 25.6% for the six months ended June 30, 2010 and 26.8% for the same period of 2011.

Profit attributable to shareholders. Profit attributable to shareholders increased by 24.3% from RMB 101.7 million ($14.9 million) for the six months ended June 30, 2010 to the RMB 126.4 million ($19.4 million) for the same period in 2011 as a result of the factors described above.

Liquidity and Capital Resources

The following table presents a summary of our cash flows and beginning and ending cash balances for the six months ended June 30, 2010 and 2011:

	Six Months Ended June 30,
RMB (‘000)	2010	2011
	(Unaudited)	(Unaudited)
Net cash provided by/(used in) operating activities	47,074	(13,096)
Net cash used in investing activities	(140,599)	(238,620)
Net cash provided by financing activities	11,397	40,000
Net cash flow	(82,128)	(211,716)
Cash and cash equivalents at beginning of year	150,121	263,495
Effect of foreign exchange rate differences	(7)	(133)
Cash and cash equivalents at end of period	67,986	51,646

We have historically financed our liquidity requirements mainly through operating cash flow, short-term bank loans and by issuing new shares.

Cash flows from operating activities. Our net cash flow used in operating activities was RMB 13.1 million ($2.0 million) for the six months ended June 30, 2011, a decrease of RMB 60.2 million ($8.9 million) from RMB 47.1 million ($6.9 million) net cash provided by operating activities for the same period in 2010. The year-over-year decrease was mainly due to the increase in inventory purchases, income tax and sales rebates, and the change in the Company’s method of settling sales rebates (as described below) with its distributors. Since the prices of raw materials have been increasing, the Company stored raw materials for production in the second half of 2011, resulting in additional cash outflow of RMB 15.9 million ($2.4 million) in the six months ended June 30, 2011. The Company settled sales rebates from 2010 with its distributor in the first six months of 2011 with an amount of RMB 62.5 million ($9.3 million), compared to RMB 44.4 million ($6.5 million) of 2009 sales rebates settled in the comparable period of 2010, resulting in a decrease in cash flow of approximately RMB 18.1 million ($2.8 million). Furthermore, the cash from operations was further reduced due to a change in settling rebates with the Company’s distributors. The Company now issues rebates at the time of sale. This change of deducting the sales rebates directly from the accounts receivable as opposed to collecting the full amount and later remitting the sales rebates, caused a decrease in cash flow of approximately RMB 17.9 million ($2.7 million) in the first half of 2011 compared to the same period in 2010.

Cash flows from investing activities. Our cash flows used in investing activities were primarily payments related to the acquisition/sale of property, plant and equipment and interest.

Net cash used in investing activities in the six months ended June 30, 2010 was RMB 140.6 million ($20.6 million), compared to RMB 238.6 million ($36.5 million) of net cash outflow used in investing activities in the same period of 2011. The increase was mainly due to an increase in acquisition of property, plant and equipment for the phase II construction of the Hengdali facility and for improvements at the Hengda facility, which led to capital expenditures of RMB 244.5 million ($37.4 million) during the first six months of 2011.

Cash flows from financing activities. Net cash generated from financing activities was RMB 40.0 million ($6.1 million) obtained from bank borrowings for the six months ended June 30, 2011, as compared to RMB 11.4 million ($1.7 million) cash generated from financing activities in the same period of 2010.

Inventory and Accounts Receivable. Our inventory turnover rate decreased to 2.18 times for the six months ended June 30, 2011 from 2.57 for the same period of 2010, because of our increased storage of products. Also, since the prices of raw materials have been increasing, the Company has stored raw materials for production in the second half of 2011. Based on our historical experience, we believe that the value of our current inventories is realizable.

The average number of days in which we received payment on our trade receivables was 93 days for the six months ended June 30, 2010 and 81 days as of June 30, 2011 due to tight management control over trade receivables collection in the first six months of 2011.

The major sources of our liquidity for the six months ended June 30, 2011 were cash generated from operations and short term bank borrowings. We do not use off-balance sheet financing as a source of liquidity or for other financing purposes.

Our working capital was RMB 268.5 million ($41.5 million) at June 30, 2011 as compared RMB 237.3 million ($34.9 million) at June 30, 2010.

Cash and bank balances were RMB 51.6 million ($8.0 million) as of June 30, 2011, as compared to RMB 68.0 million ($10.0 million) at June 30, 2010.

As of June 30, 2011, our total outstanding bank loans (both short-term loans and long-term loans) amounted to RMB 137.0 million ($21.2 million) with interest rates in the range of 6.1065% to 8.2030% per annum and maturity dates in the range of August 17, 2011 to September 19, 2013.

In our opinion, our working capital, including our cash, income and cash flows from operations, and financing from short-term bank borrowings, is sufficient for our present requirements.

However, we may sell additional equity or obtain credit facilities to enhance our liquidity position or to increase our cash reserve for future acquisitions and capital equipment expenditures. The sale of additional equity would result in further dilution to our shareholders. The incurrence in indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot provide assurance that financing will be available in amounts or on terms acceptable to us, if at all.

Inventory Management

Our inventory is comprised of raw materials purchased from our suppliers located in Fujian, Guangdong and Jiangxi Provinces. The inventory comprised mainly of clay, coal, colorings, and glazing materials.

We have sufficient raw materials to support, on average, three weeks of production at any point in time. This helps to minimize any potential delays in our production process which may arise due to insufficient raw materials. In the second quarter, we increased inventory to meet the orders expected to be shipped in the third quarter of the year, which is usually the peak season of the year. Also, since the prices of raw materials have been increasing, we have stored additional raw materials for production in the second half of 2011. Our inventory turnover based on the year-end closing inventory balances for the six months ended June 30, 2010 and 2011 are as follows:

	Six Months Ended June 30,
	2010	2011
	(Unaudited)	(Unaudited)

Inventories (RMB ‘000)	152,849	255,539
Inventory turnover (days) (1)	70	83

(1)	The average inventory turnover is computed based on the formula: (simple average of the opening and closing inventories balance in a financial year / cost of goods sold) × 365 days.

There was no provision for inventory obsolescence, inventory written off or inventory written down to net realizable value in the last three years ended December 31, 2010.

Credit Management

Credit terms to our customers

We typically extend credit terms of approximately 90 days to our customers; credit terms can vary from customer to customer. We will grant credit terms based on the reputation, creditworthiness, size of orders, payment records and number of years we have done business with the customer. We do not have a goods return policy.

Personnel from our sales and marketing department typically conduct visits to new customers to evaluate their credit worthiness before entering into any arrangements with them. In addition, as Hengda was awarded the top 500 brand, we increased the deposit required from new distributors from RMB 0.4 million to RMB 1.0 million.

Our average trade receivables’ turnover days during the six months ended June 30, 2010 and 2011 were as follows:

	Six Months Ended June 30,
	2010	2011
	(Unaudited)	(Unaudited)

Trade receivables (RMB ‘000)	338,120	435,618
Trade receivables turnover (days) (1)	93	81

(1)	The average trade receivables’ turnover is computed based on the formula: (simple average of the opening and closing trade receivables balance in a financial year / revenue) × 365 days.

Credit terms from our suppliers

Our suppliers typically extend credit periods of two to four months, except that coal suppliers generally extend us credit for a period of about one month. Our average trade and bills payables’ turnover days during the six months ended June 30, 2010 and 2011 were as follows:

	Six Months Ended June 30,
	2010	2011
	(Unaudited)	(Unaudited)

Trade payables (RMB ‘000)	169,770	246,011
Trade payables turnover (days) (1)	77	81

(1)	The average trade payables’ turnover is computed based on the formula: (simple average of the opening and closing trade balances in a financial year / cost of goods sold) × 365 days.

Capital Expenditures

Our capital expenditures primarily consist of expenditures on property, plant and equipment. Capital expenditures on property, plant and equipment was RMB 244.5 million ($37.4 million) for the six months ended June 30, 2011 compared to RMB 106.3 million ($15.6 million) for the same period in 2010. In the six months ended June 30, 2011, we invested RMB 115.4 million ($17.8 million) to replace and improve older manufacturing equipment at the Hengda facility and invested RMB 129.1 million ($19.6 million) to complete Phase II of the Hengdali facility expansion. Total expenditures for 2011 are planned to be an estimated RMB 370 million ($57 million) (of which approximately RMB 195 million ($30 million) will relate to Hengdali).

After the completion of the improvements at Hengda and the completion of Phase II at Hengdali by the end of 2011, China Ceramics expects to have a total annual production capacity of approximately 72 million square meters. This is expected to be comprised of 42 million square meters of total capacity from the Hengda facility and 30 million square meters of total capacity from the Hengdali facility. The current total capacity is 32 million square meters from Hengda and 10 million square meters from Hengdali.

The completion of the expansion of last phase of construction for Hengdali is expected to occur by the end of 2012.

We finance our capital expenditure requirements primarily through cash flows from operating activities and bank loans.

Contractual Obligations

Our contractual obligations consist mainly of short-term debt obligations and operating lease obligations. The following table sets forth a breakdown of our contractual obligations as of June 30, 2011:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(RMB in Thousands)
Short-term debt obligations (1)	116,876	116,876	-	-	-
Long-term debt obligations (1)	27,686	1,656	26,030	-	-
Operating lease obligations (2)	37,409	11,420	18,177	7,812	-
Capital purchase obligations(3)	134,235	134,235	-	-	-

Total	316,206	264,187	44,207	7,812	-

(1)	Amounts represent principal and interest cash payments over the life of the bank loans, including anticipated interest payments that are not recorded in the financial statements as of June 30, 2011.

(2)	We lease plant buildings, production factories, warehouses and employees’ hostels from non-related parties under non-cancellable operating lease arrangements.

(3)
Includes capital purchase obligations represent commitments for the construction or purchase of property, plant and equipment. They were not recorded as liabilities in the financial statements as of June 30, 2011.

The following table sets forth further details regarding our loans outstanding as of June 30, 2011:

Short-term debt obligations	Amount of loan	Interest rates (p.a)
Agricultural Bank of China	RMB 70.0 million	6.1065% to 6.9410%
China Citic Bank	RMB 42.0 million	7.2565% to 8.2030%

Long-term debt obligations:	Amount of loans	Interest rates (p.a)
Agricultural Bank of China (1)	RMB 25.0 million	6.6240%

(1)	The term of the long-term debt obligation to Agricultural Bank of China is one to three years.

Off-Balance Sheet Arrangements

We do not have any outstanding off-balance arrangements and have not entered into any transactions that are established for the purpose of facilitating off-balance sheet arrangements.

Impact of Inflation

Inflation has not historically been a significant factor impacting our results.

Critical Accounting Policies and Judgment

The preparation of the condensed consolidated interim financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Estimates and judgments are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may materially differ from these estimates under different assumptions or conditions.

Critical Accounting Estimates and Assumptions

Fair Value of Share Option

We recognized compensation expense relating to share-based payments in net profit using a fair-value measurement method. The fair value of share option is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an option is estimated based on the vesting term and contractual term of the option, as well as expected exercise behavior of the employee who receives the option. Expected volatility during the expected term of the option is based on historical volatility, during a period equivalent to the expected term of the option, of the observed market prices of the company's publicly traded equity shares. Expected dividends during the expected term of the option are based on recent dividend activity. Risk-free interest rates are based on the government securities yield in effect at the time of the grant over the expected term.

Depreciation of Property, Plant and Equipment

Changes in expected level of usage and technological developments could impact the economic useful lives and the residual values of property, plant and equipment. Therefore, future depreciation charges could be revised.

Income Tax

We recognize liabilities for expected taxes based on estimates of whether additional taxes will be due. When the final tax outcome of these matters is different from the amounts that were initially recognized, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Impairment of non-financial assets

We make the impairment testing on our property, plant and equipment, land use rights and goodwill for possible impairment on an annual basis as of December 31 of each year and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Impairment of trade receivables

We assess the collectability of trade receivables, which estimate is based on the credit history of our customers and the current market condition. Management assesses the collectability of trade receivables at the balance sheet date and makes provision for non-collectability, if any.

Net realizable value of inventories

Net realization value of inventories is the management’s estimation of future selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of selling products of similar nature. It could change significantly as a result of various market factors.

Critical judgments in applying the entity’s accounting policies

Accounting for the equity-settled share-based payment to financial advisors

The management has measured its equity-settled share-based payment to some financial advisors indirectly at the cost of the equity instruments granted as the fair value of the services could not be estimated reliably.

The management believes this equity-settled share-based payment, together with the audit, legal and consulting fees incurred for China Ceramics’ acquisition of Success Winner, were all incremental transaction costs directly related to the reverse recapitalization transaction and has charged these costs directly to equity to the extent of net monetary assets received and charged the incremental transaction costs in excess of the net monetary assets received to expense.

Foreign Currency Fluctuations

We currently do not have any foreign exchange exposure as our sales and purchases are predominantly denominated in RMB. However, in the future, a proportion of our sales may be denominated in other currencies as we expand into overseas markets. In such circumstances, we may be subject to foreign currency fluctuations in the future.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods, net of rebates and discounts. Provided it is probable that the economic benefits will flow to us and the revenue and costs, if applicable, can be measured reliably, revenue is recognized as follows:

•
Sales of goods are recognized upon transfer of the significant risks and rewards of ownership to the customer. This is usually taken as the time when the goods are delivered and the customer has accepted the goods.

•	Interest income is recognized on a time-proportion basis using the effective interest method.

Inventories

Inventories are carried at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and applicable selling expenses.

Cost is determined using the weighted average basis, and in the case of work in progress and finished goods, comprises direct materials, direct labor and an appropriate proportion of overhead.

Property, plant and equipment

Buildings held for own use which are situated on leasehold land, where the fair value of the building could be measured separately from the fair value of the leasehold land at the inception of the lease, and other items of plant and equipment are stated at cost less accumulated depreciation and impairment losses.

Buildings held under leasing agreements are depreciated over their expected useful lives of 40 years.

Depreciation on other assets is provided to write off the cost less their residual values over their estimated useful lives, using the straight-line method, at the following rates per annum:

Renovation	10%
Plant and machinery	10% - 20%
Motor vehicles	10%
Office equipment	10% - 20%

The assets’ residual values, depreciation methods and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

The gain or loss arising on retirement or disposal is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss. Any revaluation surplus remaining in equity is transferred to retained earnings on the disposal of land and building.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably. All other costs, such as repairs and maintenance, are charged to profit or loss during the financial period in which they are incurred.

Land use rights

Upfront payments made to acquire land held under an operating lease are stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is calculated on a straight line basis over the leasing period of 50 years.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of our share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

Financial assets

Our accounting policies for financial assets are set out below.

Financial assets are classified into the following category: loans and receivables.

Management determines the classification of our financial assets at initial recognition depending on the purpose for which the financial assets were acquired and where allowed and appropriate, re-evaluates this designation at every reporting date.

All financial assets are recognized when, and only when, we become a party to the contractual provisions of the instrument. Regular way purchases of financial assets are recognized on trade date. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred.

At each reporting date, financial assets are reviewed to assess whether there is objective evidence of impairment. If any such evidence exists, impairment loss is determined and recognized based on the classification of the financial asset.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are subsequently measured at amortized cost using the effective interest method, less any impairment losses. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction cost.

Impairment of financial assets

At each reporting date, financial assets are reviewed to determine whether there is any objective evidence of impairment. Objective evidence of impairment of individual financial assets includes observable data that comes to our attention about one or more of the following loss events:

•	Significant financial difficulty of the debtor;

•	A breach of contract, such as a default or delinquency in interest or principal payments;

•	It becoming probable that the debtor will enter bankruptcy or other financial reorganization;

•	Significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; and

•	A significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.

If any such evidence exists, the impairment loss is measured and recognized as follows:

(i) Financial assets carried at amortized cost

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition). The amount of the loss is recognized in profit or loss of the period in which the impairment occurs.

If, in subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed to the extent that it does not result in a carrying amount of the financial asset exceeding what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed. The amount of the reversal is recognized in profit or loss of the period in which the reversal occurs.

For financial assets other than trade receivables that are stated at amortized cost, impairment losses are written off against the corresponding assets directly. Where the recovery of trade receivables is considered doubtful but not remote, the impairment losses for doubtful receivables are recorded using an allowance account. When we are satisfied that recovery of trade receivables is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account in respect of that receivable are reversed.

Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss.

Financial liabilities

Our financial liabilities include bank loans, trade and other payables and accrued liabilities. They are included in line items in the statement of financial position as borrowings under current or non-current liabilities, accrued liabilities or trade and other payables.

Financial liabilities are recognized when we become a party to the contractual provisions of the instrument. All interest related charges are recognized in accordance with our accounting policy for borrowing costs.

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amount is recognized in profit or loss.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 19, 2011
CHINA CERAMICS CO., LTD.

By:	/s/ Hen Man Edmund
Name: Hen Man Edmund
Title: Chief Financial Officer